April 23, 2015

VIA E-MAIL AND EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

RE:                          U.S. Global Investors Funds/PEA 121

File Numbers 02-35439 and 811-1800

Dear Ms. O’Neal-Johnson:

This letter responds to comments you provided to me by telephone on April 21, 2015.

1.                                      Comment: Provide the final fee table for each fund.

Response: The final fee tables are attached. Of course, the numbers are subject to change as final reviews are made.

2.                                      Comment: Provide the final cost example for each fund.

Response: The final cost examples are attached. Of course, the numbers are subject to change as final reviews are made.

3.                                      Comment: Confirm that no further disclosure is required about investments in derivatives in the investment strategy and risk sections of the prospectus.

Response: We believe that our current disclosure is sufficient.

4.                                      Comment: Add disclosure that a fund may not achieve its investment objective if it takes a temporary defensive position.

Response: We believe that no further disclosure is needed. This issue has been discussed extensively with SEC staff in connection with prior post-effective amendments. Set forth below is an excerpt from our letter dated April 16, 2014, to Ms. Monique Botkin in reference to PEA 118:

Comment:  Explain why language about taking a temporary defensive position appears in Item 4 when Item 9 calls for this disclosure. In addition, disclosure about a temporary defensive position needs to include language about the effect of taking such a temporary defensive position.

Response:  With respect to the disclosure responsive to Item 9, that disclosure already includes language about the effect of taking a temporary defensive position. For example,

on page 33 with respect to the All American Equity Fund, the prospectus states that “[w]hen the fund is in a defensive investment position, it may not achieve its investment objective.” Similar language appears on subsequent pages for each of the other funds.

With respect to the language about taking a temporary defensive position in Item 4, it was added in response to a comment from the SEC on PEA 112. The language in Item 4 previously stated only that “[t]he Adviser uses a matrix of statistical models to monitor volatility and money flows, and as a result, it may at times maintain higher than normal cash levels.” In response to the SEC’s comment, the disclosure was modified to add the language about taking a temporary defensive position:

Comment: With respect to the MegaTrends Fund, reconcile the language on page 8 in the “Principal Investment Strategies” section about having “higher than normal cash levels” with the disclosure on page 47 about taking a “temporary defensive position.”

Response:  The requested change has been made. The language on page 8 will now read as follows:

“The Adviser uses a matrix of statistical models to monitor market volatility and money flows, and as a result, it may at times maintain higher than normal cash levels. For example, the Adviser may take a temporary defensive position when the securities trading markets or the economy are experiencing excessive volatility, a prolonged general decline, or other adverse conditions.”

This same language will be inserted on page 47 in place of the first sentence of the paragraph about taking a temporary defensive position. In addition, a similar change will be made to the disclosure for all funds to which this issue applies.

Please let us know how you would like us to proceed in modifying the disclosure in Item 4. We believe it is important to keep the language stating that “[t]he Adviser uses a matrix of statistical models to monitor volatility and money flows, and as a result, it may at times maintain higher than normal cash levels.” We can remove the language about taking a temporary defensive position or, alternatively, can add the following sentence to the end of the paragraph: “When the fund is in a defensive investment position, it may not achieve its investment objective.”

The following excerpt comes from our subsequent letter dated April 21, 2014, to Ms. Monique Botkin:

Comment:  In our response to comment #3 about temporary defensive positions in our letter dated April 16, 2014, we asked you for further feedback about how we should address the comment. You stated that we should leave our disclosure as is and make no further changes.

Response:  We will leave the disclosure as is.

5.                                      Comment: Provide the final performance returns for each fund.

Response: The final performance returns are attached. Of course, the numbers are subject to change as final reviews are made.

6.                                      Comment: For the Global Resources Fund, add disclosure to the performance returns table explaining the reason for the change to the fund’s performance benchmark.

Response: The requested change has been made. The following language has been added as a footnote to the table:

“On July 4, 2014, Morgan Stanley discontinued its Morgan Stanley Commodity Related Index (‘CRX’), which was the benchmark used by the Global Resources Fund to calculate its performance fee adjustment. The fund replaced the CRX with the S&P Global Natural Resources Index (Net Total Return). Because the fund’s monthly performance fee adjustment is based on a rolling 12-month period, the fund’s performance will be compared for a period of time to a blend of the CRX and the S&P Global Natural Resources Index (Net Total Return), using the performance of the CRX through June 30, 2014, and the performance of the S&P Global Natural Resources Index (Net Total Return) after June 30, 2014. As each month passes, a month of the CRX performance will roll off and a month of the S&P Global Natural Resources Index (Net Total Return) will be added until the fund’s performance eventually will be compared exclusively to the S&P Global Natural Resources Index (Net Total Return) for determining the fund’s monthly performance fee adjustment.”

7.                                      Comment: Explain why the Emerging Europe Fund’s policy to invest at least 25% of its total assets in securities of companies involved in oil, gas or banking is appropriate.

Response: We believe the policy is appropriate, requiring no changes. This policy was implemented in 2008 after it was approved at a special meeting of shareholders on September 23, 2008. In a proxy statement dated August 11, 2008, shareholders of the Emerging Europe Fund (then known as the Eastern European Fund) were asked to approve a number of proposals including a proposed policy that would “permit the Fund to invest more than 25% of its assets in securities of companies involved in oil, gas, or banking.” The proxy statement explains the rationale for this policy. In addition, we had extensive discussions with the SEC staff about the proxy statement and this policy in particular back in 2008. Correspondence with Ms. Linda Stirling about this and other issues with respect to the proxy statement was filed on EDGAR in August 2008.

8.                                      Comment: Disclose the credit quality of the debt instruments in which the Emerging Europe Fund may invest.

Response: The requested change has been made. The relevant sentence in both the Institutional Class prospectus and the Investor Class prospectus has been revised as indicated:

“The fund may invest up to 20% of its assets in securities, including debt securities of any credit quality, of governments and companies located anywhere in the world.”

9.                                      Comment: Consider adding the words “Additional Information About” to the heading “Investment Objectives, Principal Investment Strategies and Related Risks” on page 21 of the Institutional Class prospectus and page 38 of the Investor Class prospectus.

Response: The requested change has been made.

10.                               Comment: Did shareholders approve the new performance fee benchmark for the Global Resources Fund after the Morgan Stanley Commodity Related Index (“CRX”) was discontinued? If not, why not?

Response: After extensive discussions with the SEC staff (the “Staff”) including, among others, Mr. Keith O’Connell and Mr. Jim Curtis, the Staff informed counsel to the fund’s investment adviser and counsel to the fund’s independent trustees that the Staff would leave the determination to counsel whether shareholder approval of the proposed substitute index was required. These discussions focused on the particular facts and circumstances present, including that: (i) the existing index had been discontinued by the third-party index provider and (ii) the investment advisory agreement explicitly provided that the trustees could approve a substitute index for purposes of the performance fee calculation upon 10 days’ notice to the investment adviser. These discussions also analyzed whether the advisory agreement as a matter of contract law had been amended if the sole change to the agreement was to substitute a new index for the discontinued index as the reference point for calculating the performance fee adjustment, if any. As a result, the fund’s investment adviser and its counsel determined that shareholder approval of the new performance fee benchmark was not necessary.

At a meeting on July 31, 2014, the trustees approved a proposal to replace the discontinued CRX with the S&P Global Natural Resources Index (Net Total Return), as disclosed in the prospectus.

11.                               Comment: In the “Principal Investment Strategies” section for the Holmes Macro Trends Fund, disclose the market capitalization of the companies in which the Holmes Macro Trends Fund may invest and then add any related risk disclosure.

Response: The requested change has been made. The following sentence has been added as indicated:

“The Adviser searches for growth companies that have strong fundamentals and are also trading at reasonable valuations. The fund may invest in companies of any market capitalization.”

Disclosure about “Small- and Mid-Sized Companies Risk” is already included in the Holmes Macro Trends Fund’s “Principal Risks” section.

12.                               Comment: In the “Principal Investment Strategies” section for the China Region Fund, disclose the market capitalization of the companies in which the China Region Fund may invest and then add any related risk disclosure.

Response: The requested change has been made. The following sentence has been added as indicated:

“The Adviser searches for growth companies that have strong fundamentals and are also trading at reasonable valuations. The fund may invest in companies of any market capitalization.”

Disclosure about “Small- and Mid-Sized Companies Risk” also has been added to the China Region Fund’s “Principal Risks” section.

13.                               Comment: Confirm that there are no shareholder fees for the Near-Term Tax Free Fund.

Response: There are no shareholder fees for the Near-Term Tax Free Fund.

14.                               Comment: Confirm that there are no Acquired Fund Fees and Expenses of 1 basis point or more for the Near-Term Tax Free Fund.

Response: There are no Acquired Fund Fees and Expenses of 1 basis point or more for the Near-Term Tax Free Fund.

15.                               Comment: Can the investment adviser recapture any of the waived fees from the Near-Term Tax Free Fund. If so, add disclosure about this.

Response: The investment adviser cannot recapture waived fees from the Near-Term Tax Free Fund.

16.                               Comment: Assess the adequacy of the disclosure for the two bond funds in light of the potential impact to the funds if the Fed decides to increase interest rates.

Response: We believe that our current disclosure is sufficient.

*                                         *                                         *

In connection with your review of PEA 121 to the registration statement of U.S. Global Investors Funds (the “Trust”), the undersigned hereby acknowledges on behalf of the Trust that:

•                  The Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Trust’s filings with the Securities and Exchange Commission (the “SEC”);

•                  Comments of the staff of the Securities and Exchange Commission (the “Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings made; and

•                  The Trust may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Trust.

I trust that the foregoing is responsive to your comments.  Please call me at (210) 308-1231 if you have any questions.

Best regards,

/s/ James L. Love

James L. Love

Chief Compliance Officer/Deputy General Counsel

U.S. Global Investors Funds

Attachment - Fee Tables

All American Equity Fund — Investor Class

Fees and Expenses of the Fund

The following table describes the fees and expenses that you may pay if you buy and hold Investor Class shares of the fund. These fees are paid directly from your investment.

Shareholder Fees (fees paid directly from your investment)
Maximum sales charge	None
Redemption fee (as a percentage of amount redeemed, as applicable, on fund shares held 7 days or less)	0.05%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.76%
Distribution and/or service (12b-1) fees	0.25%
Other expenses	1.15%
Total annual fund operating expenses	2.16%

Holmes Macro Trends Fund — Investor Class

Fees and Expenses of the Fund

The following table describes the fees and expenses that you may pay if you buy and hold Investor Class shares of the fund. These fees are paid directly from your investment.

Shareholder Fees (fees paid directly from your investment)
Maximum sales charge	None
Redemption fee (as a percentage of amount redeemed, as applicable, on fund shares held 7 days or less)	0.05%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.97%
Distribution and/or service (12b-1) fees	0.25%
Other expenses	0.72%
Total annual fund operating expenses	1.94%

Gold and Precious Metals Fund — Investor Class

Fees and Expenses of the Fund

The following table describes the fees and expenses that you may pay if you buy and hold Investor Class shares of the fund. These fees are paid directly from your investment.

Shareholder Fees (fees paid directly from your investment)
Maximum sales charge	None
Redemption fee (as a percentage of amount redeemed, as applicable, on fund shares held 7 days or less)	0.05%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.95%
Distribution and/or service (12b-1) fees	0.25%
Other expenses	0.73%
Acquired fund fees and expenses	0.04%
Total annual fund operating expenses	1.97%

Gold and Precious Metals Fund — Institutional Class

Fees and Expenses of the Fund

The following table describes the fees and expenses that you may pay if you buy and hold Institutional Class shares of the fund.

Shareholder Fees (fees paid directly from your investment)
Maximum sales charge	None
Redemption fee (as a percentage of amount redeemed, as applicable, on fund shares held 7 days or less)	0.05%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fee (a)	0.90%
Distribution and/or service (12b-1) fees	None
Other expenses (b)	0.70%
Acquired fund fees and expenses	0.04%
Total annual fund operating expenses	1.64%

(a)  A performance fee adjustment may increase or decrease the management fee by up to +/- 0.25% of the average net assets of the fund during a rolling 12-month period. The performance adjustment is calculated by comparing the performance of the Institutional Class shares of the fund during the relevant performance period to that of the FTSE Gold Mines Index. For purposes of calculating the performance adjustment, the performance will include the performance of the Investor Class shares of the fund for the first 12 months after the commencement of operations of the Institutional Class shares of the fund.

(b)  Other expenses are based on estimates for the current fiscal year.

World Precious Minerals Fund — Investor Class

Fees and Expenses of the Fund

The following table describes the fees and expenses that you may pay if you buy and hold Investor Class shares of the fund. These fees are paid directly from your investment.

Shareholder Fees (fees paid directly from your investment)
Maximum sales charge	None
Redemption fee (as a percentage of amount redeemed, as applicable, on fund shares held 7 days or less)	0.05%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fee	1.09%
Distribution and/or service (12b-1) fees	0.25%
Other expenses	0.65%
Total annual fund operating expenses	1.99%

World Precious Minerals Fund— Institutional Class

Fees and Expenses of the Fund

The following table describes the fees and expenses that you may pay if you buy and hold Institutional Class shares of the fund.

Shareholder Fees (fees paid directly from your investment)
Maximum sales charge	None
Redemption fee (as a percentage of amount redeemed, as applicable, on shares held 7 days or less)	0.05%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fee	1.27%
Distribution and/or service (12b-1) fees	None
Other expenses	3.59%
Total annual fund operating expenses	4.86%

Global Resources Fund — Investor Class

Fees and Expenses of the Fund

The following table describes the fees and expenses that you may pay if you buy and hold Investor Class shares of the fund. These fees are paid directly from your investment.

Shareholder Fees (fees paid directly from your investment)
Maximum sales charge	None
Redemption fee (as a percentage of amount redeemed, as applicable, on fund shares held 7 days or less)	0.05%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.66%
Distribution and/or service (12b-1) fees	0.25%
Other expenses	0.54%
Total annual fund operating expenses	1.45%

Global Resources Fund — Institutional Class

Fees and Expenses of the Fund

The following table describes the fees and expenses that you may pay if you buy and hold Institutional Class shares of the fund.

Shareholder Fees (fees paid directly from your investment)
Maximum sales charge	None
Redemption fee (as a percentage of amount redeemed, as applicable, on shares held 7 days or less)	0.05%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.60%
Distribution and/or service (12b-1) fees	None
Other expenses	0.53%
Total annual fund operating expenses	1.13%

Emerging Europe Fund — Investor Class

Fees and Expenses of the Fund

The following table describes the fees and expenses that you may pay if you buy and hold Investor Class shares of the fund. These fees are paid directly from your investment.

Shareholder Fees (fees paid directly from your investment)
Maximum sales charge	None
Redemption fee (as a percentage of amount redeemed, as applicable, on fund shares held 7 days or less)	0.05%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fee	1.25%
Distribution and/or service (12b-1) fees	0.25%
Other expenses	0.78%
Acquired fund fees and expenses	0.01%
Total annual fund operating expenses	2.29%

Emerging Europe Fund — Institutional Class

Fees and Expenses of the Fund

The following table describes the fees and expenses that you may pay if you buy and hold Institutional Class shares of the fund.

Shareholder Fees (fees paid directly from your investment)
Maximum sales charge	None
Redemption fee (as a percentage of amount redeemed, as applicable, on fund shares held 7 days or less)	0.05%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fee (a)	1.25%
Distribution and/or service (12b-1) fees	None
Other expenses (b)	0.73%
Acquired fund fees and expenses	0.01%
Total annual fund operating expenses	1.99%

(a)  A performance fee adjustment may increase or decrease the management fee by up to +/- 0.25% of the average net assets of the fund during a rolling 12-month period. The performance adjustment is calculated by comparing the performance of the Institutional Class shares of the fund during the relevant performance period to that of the MSCI Emerging Markets Europe 10/40 Index (Net Total Return). For purposes of calculating the performance adjustment, the performance will include the performance of the Investor Class shares of the fund for the first 12 months after the commencement of operations of the Institutional Class shares of the fund.

(b)  Other expenses are based on estimates for the current fiscal year.

China Region Fund — Investor Class

Fees and Expenses of the Fund

The following table describes the fees and expenses that you may pay if you buy and hold Investor Class shares of the fund. These fees are paid directly from your investment.

Shareholder Fees (fees paid directly from your investment)
Maximum sales charge	None
Redemption fee (as a percentage of amount redeemed, as applicable, on fund shares held 7 days or less)	0.05%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fee	1.21%
Distribution and/or service (12b-1) fees	0.25%
Other expenses	1.48%
Acquired fund fees and expenses	0.03%
Total annual fund operating expenses	2.97%

Near-Term Tax Free Fund — Investor Class

Fees and Expenses of the Fund

The following table describes the fees and expenses that you may pay if you buy and hold Investor Class shares of the fund. These fees are paid directly from your investment.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.50%
Distribution and/or service (12b-1) fees	None
Other expenses	0.58%
Total annual fund operating expenses	1.08%
Expense waiver*	(0.63)%
Total annual expenses after reimbursements	0.45%

*The Adviser has contractually limited the total fund operating expenses (exclusive of acquired fund fees and expenses, extraordinary expenses, taxes, brokerage commissions and interest) to not exceed 0.45% for the Near-Term Tax Free Fund on an annualized basis through April 30, 2016.  This arrangement may not be changed or terminated during this period without approval of the fund’s Board of Trustees and may be changed or terminated by the Adviser at any time after April 30, 2016.

U.S. Government Securities Ultra-Short Bond Fund — Investor Class

Fees and Expenses of the Fund

The following table describes the fees and expenses that you may pay if you buy and hold Investor Class shares of the fund. These fees are paid directly from your investment.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.50%
Distribution and/or service (12b-1) fees	None
Other expenses	0.57%
Total annual fund operating expenses	1.07%

Attachment — Cost Examples

All American Equity Fund — Investor Class

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Investor Class of the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% annual return and the fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years	5 Years	10 Years
$219	$676	$1,159	$2,493

Holmes Macro Trends Fund — Investor Class

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Investor Class of the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% annual return and the fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years	5 Years	10 Years
$197	$609	$1,047	$2,264

Gold and Precious Metals Fund — Investor Class

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Investor Class of the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% annual return and the fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years	5 Years	10 Years
$200	$618	$1,062	$2,296

Gold and Precious Metals Fund — Institutional Class

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Institutional Class of the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% annual return and the fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years	5 Years	10 Years
$167	$517	$892	$1,944

World Precious Minerals Fund — Investor Class

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Investor Class of the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% annual return and the fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years	5 Years	10 Years
$202	$624	$1,073	$2,317

World Precious Minerals Fund— Institutional Class

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. It is based on net expenses before giving effect to any performance adjustment. The example assumes that you invest $10,000 in the Institutional Class of the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% annual return and the fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years	5 Years	10 Years
$486	$1,461	$2,439	$4,894

Global Resources Fund — Investor Class

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Investor Class of the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% annual return and the fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years	5 Years	10 Years
$148	$459	$792	$1,735

Global Resources Fund — Institutional Class

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. It is based on net expenses before giving effect to any performance adjustment. The example assumes that you invest $10,000 in the Institutional Class of the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% annual return and the fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years	5 Years	10 Years
$115	$359	$622	$1,375

Emerging Europe Fund — Investor Class

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Investor Class of the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% annual return and the fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years	5 Years	10 Years
$232	$715	$1,225	$2,626

Emerging Europe Fund — Institutional Class

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Institutional Class of the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% annual return and the fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years	5 Years	10 Years
$202	$624	$1,073	$2,317

China Region Fund — Investor Class

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Investor Class of the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% annual return and the fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years	5 Years	10 Years
$300	$918	$1,562	$3,290

Near-Term Tax Free Fund — Investor Class

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Investor Class of the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% annual return and the fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years	5 Years	10 Years
$46	$281	$534	$1,260

U.S. Government Securities Ultra-Short Bond Fund — Investor Class

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Investor Class of the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% annual return and the fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years	5 Years	10 Years
$109	$340	$590	$1,306

Attachment — Performance Returns

All American Equity Fund — Investor Class

Average Annual Total Returns (for the periods ended December 31, 2014)	1 Year	5 Years	10 Years
All American Equity Fund Return Before Taxes	1.94%	12.39%	6.84%
Return After Taxes on Distributions	(2.45)%	10.92%	5.53%
Return After Taxes on Distributions and Sale of Fund Shares	3.46%	9.60%	5.28%
S&P 500 Index (reflects no deduction for fees, expenses or taxes)	13.69%	15.45%	7.67%

After-tax returns are calculated using the highest historic marginal individual federal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Holmes Macro Trends Fund — Investor Class

Average Annual Total Returns (for the periods ended December 31, 2014)	1 Year	5 Years	10 Years
Holmes Macro Trends Fund Return Before Taxes	(6.74)%	9.73%	4.54%
Return After Taxes on Distributions	(9.34)%	8.60%	4.00%
Return After Taxes on Distributions and Sale of Fund Shares	(2.19)%	7.57%	3.54%
S&P Composite 1500 Index (reflects no deduction for fees, expenses or taxes)	13.08%	15.62%	7.89%

After-tax returns are calculated using the highest historic marginal individual federal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Gold and Precious Metals Fund — Investor Class

Average Annual Total Returns (for the periods ended December 31, 2014)	1 Year	5 Years	10 Years
Gold and Precious Metals Fund Return Before Taxes	(14.00)%	(15.67)%	0.38%
Return After Taxes on Distributions	(14.00)%	(16.29)%	(0.36)%
Return After Taxes on Distributions and Sale of Fund Shares	(7.92)%	(9.51)%	1.74%
S&P 500 Index (reflects no deduction for fees, expenses or taxes)	13.69%	15.45%	7.67%
FTSE Gold Mines Index (reflects no deduction for fees, expenses or taxes)	(14.18)%	(17.21)%	(3.11)%

After-tax returns are calculated using highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Gold and Precious Metals Fund — Institutional Class

No performance history, class not yet operational.

World Precious Minerals Fund — Investor Class

Average Annual Total Returns (for the periods ended December 31, 2014)	1 Year	5 Years	10 Years
World Precious Minerals Fund Return Before Taxes	(16.52)%	(18.79)%	(2.57)%
Return After Taxes on Distributions	(16.52)%	(20.17)%	(4.88)%
Return After Taxes on Distributions and Sale of Fund Shares	(9.35)%	(11.88)%	(0.39)%
S&P 500 Index (reflects no deduction for fees, expenses or taxes)	13.69%	15.45%	7.67%
NYSE Arca Gold Miners Index (reflects no deduction for fees, expenses or taxes)	(11.71)%	(15.63)%	(1.99)%

After-tax returns are calculated using highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

World Precious Minerals Fund— Institutional Class

Average Annual Total Returns (for the periods ended December 31, 2014)	1 Year	Since Commencement (3/1/10)
World Precious Minerals Fund Return Before Taxes	(16.43)%	(18.95)%
Return After Taxes on Distributions	(16.43)%	(20.46)%
Return After Taxes on Distributions and Sale of Fund Shares	(9.30)%	(11.99)%
S&P 500 Index (reflects no deduction for fees, expenses or taxes)	13.69%	15.91%
NYSE Arca Gold Miners Index (reflects no deduction for fees, expenses or taxes)	(11.71)%	(15.57)%

After-tax returns are calculated using highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Global Resources Fund — Investor Class

Average Annual Total Returns (for the periods ended December 31, 2014)	1 Year	5 Years	10 Years
Global Resources Fund Return Before Taxes	(28.74)%	(3.22)%	3.26%
Return After Taxes on Distributions	(28.74)%	(3.91)%	1.45%
Return After Taxes on Distributions and Sale of Fund Shares	(16.27)%	(2.41)%	2.78%
S&P 500 Index (reflects no deduction for fees, expenses or taxes)	13.69%	15.45%	7.67%
S&P Global Natural Resources Index (Net Total Return) (reflects no deduction for fees or expenses)*	(10.18)%	(1.96)%	5.65%
S&P Global Natural Resources (Net Total Return) /Morgan Stanley Commodity Related Equity Blended Index (reflects no deduction for fees or expenses)	(3.03)%	4.36%	9.42%

*  On July 4, 2014, Morgan Stanley discontinued its Morgan Stanley Commodity Related Index (“CRX”), which was the benchmark used by the Global Resources Fund to calculate its performance fee adjustment.  The fund replaced the CRX with the S&P Global Natural Resources Index (Net Total Return).  Because the fund’s monthly performance fee adjustment is based on a rolling 12-month period, the fund’s performance will be compared for a period of time to a blend of the CRX and the S&P Global Natural Resources Index (Net Total Return), using the performance of the CRX through June 30, 2014, and the performance of the S&P Global Natural Resources Index (Net Total Return) after June 30, 2014.  As each month passes, a month of the CRX performance will roll off and a month of the S&P Global Natural Resources Index (Net Total Return) will be added until the fund’s performance eventually will be compared exclusively to the S&P Global Natural Resources Index (Net Total Return) for determining the fund’s monthly performance fee adjustment.

After-tax returns are calculated using highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Global Resources Fund — Institutional Class

Average Annual Total Returns (for the periods ended December 31, 2014)	1 Year	Since Commencement (3/1/10)
Global Resources Fund Return Before Taxes	(28.28)%	(2.81)%
Return After Taxes on Distributions	(28.28)%	(3.69)%
Return After Taxes on Distributions and Sale of Fund Shares	(16.01)%	(2.11)%
S&P 500 Index (reflects no deduction for fees, expenses or taxes)	13.69%	15.91%
S&P Global Natural Resources Index (Net Total Return) (reflects no deduction for fees or expenses)*	(10.18)%	(0.69)%
S&P Global Natural Resources (Net Total Return)/Morgan Stanley Commodity Related Equity Blended Index (reflects no deduction for fees or expenses)	(3.03)%	4.38%

*  On July 4, 2014, Morgan Stanley discontinued its Morgan Stanley Commodity Related Index (“CRX”), which was the benchmark used by the Global Resources Fund to calculate its performance fee adjustment.  The fund replaced the CRX with the S&P Global Natural Resources Index (Net Total Return).  Because the fund’s monthly performance fee adjustment is based on a rolling 12-month period, the fund’s performance will be compared for a period of time to a blend of the CRX and the S&P Global Natural Resources Index (Net Total Return), using the performance of the CRX through June 30, 2014, and the performance of the S&P Global Natural Resources Index (Net Total Return) after June 30, 2014.  As each month passes, a month of the CRX performance will roll off and a month of the S&P Global Natural Resources Index (Net Total Return) will be added until the fund’s performance eventually will be compared exclusively to the S&P Global Natural Resources Index (Net Total Return) for determining the fund’s monthly performance fee adjustment.

After-tax returns are calculated using highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Emerging Europe Fund — Investor Class

Average Annual Total Returns (for the periods ended December 31, 2014)	1 Year	5 Years	10 Years
Emerging Europe Fund Return Before Taxes	(23.22)%	(5.34)%	0.35%
Return After Taxes on Distributions	(22.95)%	(5.44)%	(0.32)%
Return After Taxes on Distributions and Sale of Fund Shares	(11.82)%	(3.81)%	1.34%
S&P 500 Index (reflects no deduction for fees, expenses or taxes)	13.69%	15.45%	7.67%
MSCI Emerging Markets Europe 10/40 Index (Net Total Return) (reflects no deduction for fees or expenses)	(29.52)%	(5.21)%	3.10%

After-tax returns are calculated using the highest historic marginal individual federal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Emerging Europe Fund — Institutional Class

No performance history, class not yet operational.

China Region Fund — Investor Class

Average Annual Total Returns (for the periods ended December 31, 2014)	1 Year	5 Years	10 Years
China Region Fund Return Before Taxes	(0.97)%	(0.29)%	4.95%
Return After Taxes on Distributions	(0.97)%	(0.33)%	4.05%
Return After Taxes on Distributions and Sale of Fund Shares	(0.55)%	(0.24)%	3.85%
Hang Seng Composite Index (reflects no deduction for fees, expenses or taxes)	4.09%	4.63%	9.39%
MSCI All Country Far East Free ex Japan Index (reflects no deduction for fees, expenses or taxes)	0.54%	3.30%	6.53%

After-tax returns are calculated using highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Near-Term Tax Free Fund — Investor Class

Average Annual Total Returns (for the periods ended December 31, 2014)	1 Year	5 Years	10 Years
Near-Term Tax Free Fund Return Before Taxes	3.07%	2.64%	2.98%
Return After Taxes on Distributions	3.03%	2.60%	2.89%
Return After Taxes on Distributions and Sale of Fund Shares	2.64%	2.52%	2.84%
Barclays 3-Year Municipal Bond Index (reflects no deduction for fees, expenses or taxes)	1.22%	1.93%	2.97%

After-tax returns are calculated using highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

U.S. Government Securities Ultra-Short Bond Fund — Investor Class

Average Annual Total Returns (for the periods ended December 31, 2014)	1 Year	5 Years	10 Years
Government Securities Ultra-Short Bond Fund Return Before Taxes	0.36%	0.08%	1.41%
Return After Taxes on Distributions	0.20%	0.05%	0.92%
Return After Taxes on Distributions and Sale of Fund Shares	0.20%	0.05%	0.92%
Barclays U.S. Treasury Bills 6-9 Months Total Return Index (reflects no deduction for fees, expenses or taxes)	0.07%	0.20%	0.45%

After-tax returns are calculated using highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their fund shares